Exhibit 99.2

1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com

February 10, 2015

Bell Canada

1, Carrefour Alexander-Graham-Bell

Building A, 8th Floor,

Verdun, Quebec

Canada H3E 3B3

Dear Sirs and Mesdames:

We have acted as counsel to Bell Canada in connection with the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of unsecured MTN debentures of Bell Canada as described in Bell Canada’s Prospectus Supplement dated February 10, 2015 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated November 14, 2014 contained in the registration statement on Amendment No. 1 to Form F-10, File No. 333-199993. We hereby confirm our opinion as set forth under the heading “Material United States Tax Considerations” contained in the Prospectus Supplement, subject to the limitations and qualifications set forth therein.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to Form 6-K of Bell Canada and to any reference to us under the heading “Material United States Tax Considerations” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Yours truly,

/s/ Torys LLP